1-14400

EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

METSO CORPORATION
(Translation of registrant's name into English)

Fabianinkatu 9 A
P.O.Box 1220
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

metso

METSO TO SELL THREE ENGINEERING WORKSHOPS

(Helsinki, Finland, March 15, 2002) – Metso Corporation (NYSE: MX; HEX: MEO) has signed a contract to sell Metso Works, a company with engineering workshop operations in Pori, Parkano and Loviisa, Finland, to Hollming Oy. It is expected that Metso Works' businesses will be transferred to Hollming in April, 2002. The sale is in line with Metso's strategy of expanding from a traditional machine supplier to a comprehensive supplier of services and the customers' core processes. The parties have agreed not to disclose the acquisition price.

Metso Works is a contract manufacturer of machinery and equipment, supplying the business units of Metso Paper and Metso Minerals, as well as several outside customers. Metso Works' net sales in 2001 totaled EUR 38 million and its personnel numbers 532.

Hollming Group operates in metal industry and shipping business. It's three business divisions are commercial refrigerators manufacturing (Norpe Ltd.), metal industry outlet (Kankaanpään Konepaja Ltd., Auramarine Ltd. and Robotiikka Ltd.) and shipping (Crystal Pool Ltd.). The Hollming head office is situated in Rauma, Finland. Group's net sales in 2001 totaled EUR 120 million and its personnel numbered 770.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation's core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Tapani Vainio-Mattila, President, Metso Engineering, tel. +358 400 591 794

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2002

METSO CORPORATION

By: ______________________
Pekka Hölttä
Senior Vice President and
Corporate Treasurer

By: ______________________
Harri Luoto
Senior Vice President and
General Counsel